

07004797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
210

SEC FILE NUMBER
8 - 48160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clifden Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Doherty
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Brian McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clifden Equities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MELISSA WAISER
Notary Public, State of New York
No. 02WA6127802
Qualified in New York County
Commission Expires 05/31/20 09

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFDEN EQUITIES, LLC
(A Limited Liability Company)

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED DECEMBER 31, 2006

CLIFDEN EQUITIES, LLC

INDEX



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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member
Clifden Equities, LLC

We have audited the accompanying statement of financial condition of Clifden Equities, LLC (A Limited Liability Company) as of December 31, 2006, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clifden Equities, LLC as of December 31, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2007

CLIFDEN EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and Cash Equivalents	$ 81,860
Fees Receivable	49,809
Securities owned	8,100
Prepaid Expenses and Other Assets	23,299
TOTAL	$163,068
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 28,000
Due to Parent	36,100
Commission Payable	49,809
TOTAL LIABILITIES	113,909
Commitments and contingencies	
Member's Equity	49,159
TOTAL	$163,068

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Referral Fees	$ 973,057
Placement Fees	2,155,647
Total	3,128,704
EXPENSES	
Commission Expense and Benefits	2,535,751
Professional Fees	48,869
Other Expenses	10,737
Total	2,595,357
Income Before Income Taxes	533,347
Provision For Income Taxes	25,000
NET INCOME	508,347
Member's Equity – Beginning of Year	187,812
Member's Distributions	(647,000)
Member's Equity – End of Year	$ 49,159

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Operating Activities:	
Net Income	$508,347
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Changes in Operating Assets and Liabilities:	
Accounts Payable and Accrued Expenses	(31,124)
Fees Receivable	933,848
Prepaid Expenses and Other Assets	(559)
Commission Payable	(870,929)
Due to Parent	36,100
Securities owned	(4,800)
Due to Pali Capital, Inc.	(2,674)
Net Cash Provided By Operating Activities	568,209
Financing Activities:	
Member Distributions	(647,000)
Net Decrease In Cash and Cash Equivalents	(78,791)
Cash and Cash Equivalents at Beginning of Year	160,651
Cash and Cash Equivalents at End of Year	$ 81,860

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Clifden Equities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in the business of private placements and related investment banking activities, and referral services.

The Company is a limited liability company which began operations in New York State on June 19, 2001. The Company is a wholly-owned subsidiary of Clifden Group, LLC (the "Parent").

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and fees receivable. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Referral Fees

The Company receives referral fees for security transactions placed with Pali Capital, Inc., a related party. Although these fees are received monthly they are recognized on a trade-date basis as securities transactions occur. Upon collection, the Company remits a substantial portion of the fee to its commission agents.

Placement Fees

The Company receives quarterly and annual placement fees for the introduction of investors to Amici, LLC, an unrelated party. The quarterly fees are based on the introduced asset values while the annual fees are based on the performance of the assets for the annual period. Quarterly fees are received in advance each quarter, and the associated revenue is recognized on a monthly basis. Annual performance fees are recognized as revenue, as earned, on an annual basis. Upon collection, the Company remits a substantial portion of the fee to its commission agents.

Income Taxes:

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of the Parent.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by the Parent. Pursuant to a tax-sharing policy, UBT for the Company is determined on the basis of its separate taxable income.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2006.

NOTE 3 – RELATED PARTY TRANSACTIONS:

During 2006, the Company earned referral fees from Pali Capital, Inc. amounting to $717,292 which were all paid in 2006. The sole member of the Parent is also a stockholder of Pali Capital, Inc.'s parent company.

Pali Capital, Inc. allocates certain operating expenses, including consulting and administrative services, to the Company. During 2006, such allocated expenses were immaterial.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $24,645 which was $17,051 in excess of its minimum required net capital of $7,594. The Company's net capital ratio was 4.6 to 1.

SCHEDULE I

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:		
Total Member's Equity		$ 49,159
Deductions		
A. Non-Allowable Assets		
Prepaid Expenses and Other Assets		23,299
Fee receivable	$ 49,809	
Less: related commission payable	(49,809)	-
Total nonallowable assets		23,299
Net capital before haircuts on securities positions		25,860
Haircut on securities owned		1,215
Net Capital		$ 24,645
AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES		$113,909
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required		$ 7,594
Excess Net Capital		$ 17,051
Net Capital at 1,000%		$ 13,254
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.6 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2006):		
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report		$ 85,259
Net audit adjustments - statement of income changes		(36,100)
Net capital per above		$ 49,159
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) Focus Report		$ 28,000
Audit adjustment - increase in commission payable and due to Parent		85,909
Aggregate indebtedness per above		$113,909



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Report of Independent Public Accountants on Internal Control

To the Member
Clifden Equities, LLC

In planning and performing our audit of the financial statements of Clifden Equities, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 27, 2007

END